UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15026740

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH., D.C. 104

SEC FILE NUMBER
8-69338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2014** (MM/DD/YY) AND ENDING **12/31/2014** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Catalytic Capital, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 Beverly Rd
(No. and Street)

Purchase	**NY**	**10577**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony P Giorgio **(917) 288-6046**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Lilling & Company LLP
(Name - if individual, state last, first, middle name)

10 Cutter Mill Road,	**Great Neck**	**NY**	**11021-3201**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/28

AB 4/28

OATH OR AFFIRMATION

I, Anthony Giorgio, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Catalytic Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Subscribed and sworn to before me this 28 day of February, 2015

Notary Public

ANASTASIA LOMBARDI
Notary Public, State of New York
Qualified in Westchester County
No. 01LO6128265
My Commission Expires 11-07-2017

This report* contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [X] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation - customer's regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CATALYTIC CAPITAL LLC

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT
[redacted]

DECEMBER 31, 2014

CATALYTIC CAPITAL LLC

CONTENTS

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Catalytic Capital, LLC
New York, New York

We have audited the accompanying financial statements of Catalytic Capital, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the period from May 27, 2014 (date registration began) through December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Catalytic Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Catalytic Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the initial period then ended in accordance with accounting principles generally accepted in the United States of America.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

The Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission (Schedule I) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Catalytic Capital, LLC's financial statements. The supplemental information is the responsibility of Catalytic Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2015

CATALYTIC CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	15,877
Retainer deposits		3,050
TOTAL ASSETS	$	18,927

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued Expenses	$	1,575
TOTAL LIABILITIES		1,575
MEMBER'S EQUITY		17,352
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	18,927

The accompanying notes are an integral part of these financial statements.

CATALYTIC CAPITAL LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MAY 27, 2014 TO DECEMBER 31, 2014

EXPENSES	
Professional fees	23,450
Office and related	2,283
Insurance	472
TOTAL EXPENSES	26,205
Net Loss Before Income Taxes	(26,205)
Provision for Income Taxes	-
Net Profit or Net Loss	$ (26,205)

The accompanying notes are an integral part of these financial statements.

CATALYTIC CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD MAY 27, 2014 TO DECEMBER 31, 2014

MEMBER'S EQUITY, MAY 27, 2014	$	43,557
Member's contributions		-
Member's withdrawals		-
Net profit or loss		(26,205)
MEMBER'S EQUITY, DECEMBER 31, 2014	$	17,352

The accompanying notes are an integral part of these financial statements.

CATALYTIC CAPITAL LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MAY 27, 2014 TO DECEMBER 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net profit or loss	$ (26,205)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Accounts payable	(1,625)
NET CASH USED IN OPERATING ACTIVITIES	(27,830)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(27,830)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,707
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 15,877
SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITY:	
Income taxes paid	$ -
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

Catalytic Capital LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in October, 2012, under the laws of the State of New York. The Financial Industry Regulatory Authority, Inc. ("FINRA") accepted the Company's membership application on May 27, 2014.

The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Purchase, NY.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company had no revenues during the period May 27, 2014 to December 31, 2014.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or State income taxes are provided as they are the responsibility of the individual members.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements

The Company's Parent files income tax returns in the U.S. in federal, state and local jurisdictions. With few exceptions, the years 2012 to 2014 remain subject to examination by taxing authorities.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2014, the Company had net capital of $14,302, which exceeded its requirement by $9,302.

Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less. At December 31, 2014, this ratio was .11 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule

Note 5 -Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2014 through the date of the Report of Independent Registered Public Accounting Firm on the financial statements, which is the date that the financial statements were available to be issued.

CATALYTIC CAPITAL LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Total Member's Equity	$	17,352
DEDUCTIONS AND/OR CHANGES		
Non-allowable assets		3,050
NET CAPITAL		14,302
Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($5,000 if higher)		5,000
EXCESS NET CAPITAL	$	9,302
AGGREGATE INDEBTEDNESS		
Deferred rent and other liabilities	$	1,575
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.11 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited form X-17-5 Part IIA filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS INDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Catalytic Capital, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Catalytic Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Catalytic Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i), (the "exemption provisions") and (2) Catalytic Capital, LLC stated that Catalytic Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Catalytic Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Catalytic Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2015

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Catalytic Capital, LLC

Exemption Report

To the best of my knowledge and belief,

(1) Catalytic Capital, LLC is exempt under the provisions of paragraph (k)(2)(i) of Rule 15c3-3;

(2) Catalytic Capital, LLC met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the most recent fiscal year without exception.

Anthony P. Giorgio, President